Mail Stop 3561

									March 21, 2006



Mr. Mark W. Harding
President and Chief Financial Officer
Pure Cycle Corporation
8451 Delaware Street
Thornton, CO 80260

      Re:	Pure Cycle Corporation
      Form 10-KSB for the Fiscal Year Ended August 31, 2005
      Filed November 28, 2005
      File No. 0-08814

Dear Mr. Harding:

	We have reviewed your response letter filed on March 15, 2006 to our comment letter dated February 23, 2006 and have the following comments. Please provide a written response to our comments.
Please
be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended August 31, 2005

Financial Statements

Statements of Cash Flows, page 31

1. We have reviewed your response to comment 1 in our letter dated February 23, 2006. In order to facilitate our understanding of how receipt of export water proceeds and subsequent repayment of the participating interests and contingent liabilities are reflected in your statements of cash flows, please provide us with the following information:

* Please tell us the journal entries you recorded surrounding the receipt of the payment for export sales. Show us the impact to the income statement and balance sheet and how the related cash flows are reflected in the statements of cash flows or how non-cash items are removed from the statements of cash flows. In this regard, the specific amounts and accounts that were affected by the $174,890 payment should be provided;
* We note that $178,010 of export water proceeds received during fiscal 2005 were allocated to the participating interests liability and contingent obligation, with $3,120 of the amount paid in fiscal
2005 and the remaining $174,890 paid during the first quarter of fiscal 2006. Please tell us why $3,120 is reflected as a financing outflow during fiscal 2005, and how the remaining $174,890, paid in fiscal 2006, is reflected in your statement of cash flows for 2005;
* Please explain how you calculated the fiscal 2005 deferred revenues amount on your statement of cash flows and why the amount does not reconcile to the change in the balance sheet line item;

* To the extent that pass through of the contingent obligations portion of export water proceeds results in a debit and credit to the same general ledger account, please explain your basis for net presentation as opposed to gross;

* On your balance sheet, please consider renaming the restricted cash caption "Export Water proceeds to be remitted to escrow agent" since the payments appear to be payable on a cash basis as opposed to a GAAP revenue basis; and

* Regarding the classification of Sky Ranch option payments
received
in investing activities, please explain in reasonable detail why you
believe the proceeds do not represent operating activity cash receipts from the sale of goods or services, as indicated in
paragraph 22.a of SFAS 95.    In this regard, a description of the
underlying of the option may be helpful to support an investing activity.

In addition to the preceding, please consider providing us with an explanation of how the proceeds and repayments are captured in your statements of cash flows, beginning with the receipt of export water proceeds and ending with the repayment of the participating interests and contingent liabilities.

Notes to Financial Statements

Note 3 - Water, Water Systems and Service Agreements, page 36

2. We have reviewed your response to comment 2 in our letter dated February 23, 2006, noting that you have been made aware of two objectors to your Paradise Water Supply conditional rights.
Please
explain why you believe the objections to your conditional rights do not currently represent triggering events under paragraph 8 of SFAS
144 that require an updated impairment analysis. Since it appears that the objections increase the probability of losing your conditional water rights, the impact on the fair value of those assets using an expected present value method, as described in paragraph 23 of SFAS 144, could be material. If possible, please provide us with a sensitivity analysis that quantifies the potential impairment charge, if any, resulting from one or more selected hypothetical changes to the probability assigned to cancellation of your rights in your fair value model.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-
3849
with any other questions.


							Sincerely,




						Jim Allegretto
								Senior Assistant Chief
Accountant